                                                                    Exhibit 99.1


(TECHFAITH LOGO)

          TECHFAITH REPORTS FOURTH QUARTER AND FISCAL YEAR 2005 RESULTS

BEIJING, CHINA, MARCH 21, 2006 -- China TechFaith Wireless Communication Technology Limited (Nasdaq: CNTF), a handset application software and handset solution provider based in China, today announced its unaudited financial results for the fourth quarter and fiscal year 2005.

     FOURTH QUARTER FINANCIAL HIGHLIGHTS

     o Net revenue increased to US$24.1 million, reflecting 64.5% year-over-year growth
     o Income from operations increased to US$9.4 million, reflecting 33.7% year-over-year growth
     o Net income increased to US$10.5 million, reflecting 58.1% year-over-year growth
     o Fourth quarter diluted earnings per weighted average outstanding American Depositary Share ("ADS") increased to US$0.24, reflecting 26.3% year-over-year growth from US$0.19 in the fourth quarter of 2004

     FISCAL YEAR 2005 FINANCIAL HIGHLIGHTS

     o Fiscal year 2005 net revenue increased to US$90.1 million, reflecting 93.5% year-over-year growth
     o Fiscal year 2005 income from operations increased to US$40.8 million, reflecting 117.9% year-over-year growth
     o Fiscal year 2005 net income increased to US$41.4 million, reflecting 126.8% year-over-year growth
     o Fiscal year 2005 diluted earnings per weighted average outstanding ADS increased to US$1.00, reflecting 92.3% year-over-year growth from US$0.52 in 2004

Defu Dong, TechFaith's Chairman and CEO, said, "This was another successful year for TechFaith as measured by growth in our revenues, net income, design wins, and our expanded international footprint. Since our inception in 2002, we have become the largest handset software design house in China and one of the largest in the world. During the fourth quarter of 2005, we continued to expand globally, with the opening of our first U.S. office in San Diego to provide on-the-ground technical support and services to our customers in the important North American market and serve as a platform for our regional business expansion. Importantly, we have realigned our company along three business units: handset design, smartphone and wireless module, and wireless software and applications. We expect our new structure will enable us to even more effectively manage the business and capitalize on the numerous market opportunities we are pursuing."

"Notably, we launched our first 3G phone during the quarter. The 3G phone is available in Italy and features Qualcomm's 6250 chipset, with WCDMA/GSM mode. As we believe demand for 3G handsets presents significant opportunity to us, we have reallocated most of our GSM resources to focus on 3G programs beginning from the fourth quarter of 2005. While this move impacted our revenue in the short-term since we halted 2 out of 4 GSM platforms, 3G demand was high enough to make this a compelling strategic business decision. We are now able to handle a much greater number of 3G designs, which positions TechFaith to work with carriers and handset brand owners to adopt this advanced technology worldwide. We also established TechFaith Intelligent Handset Technology Limited, a new wholly owned subsidiary focused on Smartphones and related products. This fast growing segment is being driven by the continued convergence of voice and data. Smartphone technologies are unique and require dedicated R&D and other resources in order to be successful. We are confident in the new subsidiary's long-term growth prospects and expect the first series of products will launch in the second quarter of 2006."


TECHFAITH'S UNAUDITED FOURTH QUARTER AND FISCAL YEAR 2005 RESULTS

Net revenue for the fourth quarter of 2005 was US$24.1 million, a 64.5% increase as compared to US$14.7 million for the same period in 2004. Design fee revenue for the fourth quarter of 2005 was US$14.8 million, a 47.9% increase as compared to US$10.0 million for the same period in 2004. Royalty income in the fourth quarter of 2005 was US$4.1 million, an increase of 124.6% compared to US$1.8 million for the same period in 2004. Revenue from component products was US$5.3 million in the fourth quarter of 2005, an increase of 84.4% compared to US$2.8 million in the same period in 2004. In the fourth quarter of 2005, approximately 65.1% of revenue from component products was from sales of wireless modules and 34.9% from sales of other component products.

Income from operations for the fourth quarter of 2005 was US$9.4 million, an increase of 33.7% compared to US$7.1 million in the same period in 2004. Net income for the fourth quarter of 2005 was US$10.5 million or US$0.24 per weighted average outstanding ADS (basic and diluted), an increase of 58.1% compared to net income of US$6.6 million or US$0.20 per basic weighted average outstanding ADS and US$0.19 per diluted weighted average outstanding ADS in the same period in 2004.

Net revenue for fiscal year 2005 was US$90.1 million, a 93.5% increase as compared to US$46.6 million for fiscal year 2004. Design fee revenue for the full year 2005 was US$63.0 million, a 113.7% increase from 2004. Royalty income for the full year 2005 was US$15.7 million, an increase of 124.8% from 2004. Revenue from component products was US$11.4 million for the full year 2005, an increase of 13.2% from 2004. For the fiscal year 2005, approximately 48.0% of revenue from component products was from sales of wireless modules and 52.0% from sales of other component products.

Income from operations for the fiscal year 2005 was US$40.8 million, an increase of 117.9% compared to US$18.7 million in 2004. Net income for fiscal year 2005 was US$41.4 million or US$1.03 per weighted average outstanding ADS (basic and diluted), an increase of 126.8% compared to net income of US$18.2 million or US$0.55 per basic weighted average outstanding ADS and $0.52 per diluted weighted average outstanding ADS in 2004.

Gilbert Lee, President and Chief Operating Officer of TechFaith, said, "While we continued to leverage our relatively low operating costs in supporting a higher revenue base, our gross profit margin decreased to 57.9% in the fourth quarter of 2005, compared to 61.1% in the third quarter of 2005. The decline was due to changes in the product mix and strategic allotment, with higher sales of lower margin component products. Revenue from component products increased primarily due to our recent entrance into the CDMA wireless modules market. We expect revenue from component products will be flat or decreased in 2006 compared to 2005. We continue to maintain strict cost controls as we manage the company's growth. As we move forward, we aim to target both top-line growth and increased operating efficiencies while continuing to successfully execute our business strategy worldwide. In line with this goal, we recently appointed several executives to our senior management team. These latest appointments will help further strengthen our management team and enable us to execute on the increasing opportunities we are seeing both domestically and internationally."


BUSINESS OUTLOOK

Mr. Dong concluded, "We are very positive about our growth prospects for 2006. Our markets are growing fast globally. New technologies are being embraced by consumers, which is driving carriers and handset brand owners to accelerate their adoption of advanced technologies to remain competitive. Software remains the backbone of these new feature sets and TechFaith has the realigned structure, handset application software and design strengths, and long-term customer relationships already in place to benefit. Revenue from Smartphone opportunities is expected to contribute 25% of our 2006 revenue. Our other goal is to increase the percentage of revenue from product designed for international markets from 5% of revenue in 2005 to approximately 20% in 2006 with demand from Japan, United States, Russia, India and other European countries. We expect international brand owners will represent 65% of our revenue in 2006, up from 64% in 2005."

"While we are optimistic about our prospects for the full year 2006, we do not expect the year to develop in a linear fashion. In fact, based on current forecasts, we expect the first quarter to come in significantly lower than the fourth quarter of 2005. This is lower than our prior expectations primarily due to lower orders from a major customer along with our discontinuance of 2 out of 4 GSM platforms. We expect sequential revenue and profit growth will resume in the second quarter based on existing customer orders and our successful business diversification efforts. We already have multiple new customers ramping design programs with us, including one in Japan and at least two in Europe.

Specifically, we expect revenue for first quarter of 2006 to be approximately US$12.5 million, with net income of approximately US$1 million. Based on existing orders, we expect second quarter 2006 revenue to be approximately US$24 million, with net income of approximately US$8.5 million. For the full year 2006, we expect revenue will be at least US$120 million, with net income of approximately US$44 million.

TechFaith's ADSs, each of which represents 15 ordinary shares of TechFaith, are currently trading on the Nasdaq National Market under the symbol "CNTF."


INVESTOR CONFERENCE CALL / WEBCAST DETAILS

The dial-in number for the live audio call beginning on March 20, 2006 at 7:00 p.m. U.S. Eastern Standard Time (8:00 a.m., March 21, 2006 in Beijing) is +001-617-213-8054. The passcode is "TechFaith". A live webcast of the conference call will be available on China TechFaith's website at www.techfaithwireless.com.

A replay of the call will be available on March 20, 2006 at 9:00 p.m., U.S. Eastern Standard Time (10:00 a.m., March 21, 2006 in Beijing) through midnight on March 27, 2006, U.S. Eastern Standard Time (1:00 p.m., March 28, 2006 in Beijing) at www.techfaithwireless.com and by telephone at +001-617-801-6888. The passcode to access the replay is 60561873.


ABOUT TECHFAITH

TechFaith (Nasdaq: CNTF) is one of the largest handset application software and handset solution providers based in China. With the technology capabilities in developing MMI/UI software on GSM/GPRS, CDMA1X, EVDO, WCDMA/UMTS, HSDPA and TD-SCDMA communication technologies, TechFaith is able to provide MMI/UI software packages that fulfill the specifications of major global operators. TechFaith provides a full range of handset application software including WAP, Java, MMS, WWW browser, SyncML and DRM. TechFaith is also capable of providing total solutions for upper layer software of handsets. In addition, TechFaith has the capability to develop smart phones and smart phone software based on open operating systems including Linux and Windows CE. TechFaith is able to implement high-end smart phones integrating Bluetooth, WiFi, high mega pixel cameras, based on different communication technologies according to special requirements of customers. Based on the above technology and software capabilities, TechFaith provides a full range of services in handset design to satisfy different customers' needs. Our services include (i) handset design solutions; (ii) turnkey software and design solutions on chipsets; (iii) application software; and (iv) wireless module and wireless application products. For more information visit www.techfaithwireless.com


SAFE HARBOR STATEMENT
This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as TechFaith's strategic and operational plans, contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, TechFaith's limited operating history, mobile handset brand owners' discontinuation or reduction of the use of independent design houses, TechFaith's ability to retain existing or attract additional international customers, TechFaith's earnings or margin declines, failure of competing against new and existing competitors, and other risks outlined in TechFaith's filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.


CONTACTS:
In China:                                  In the U.S.:
Ms. Yuping OuYang                          David Pasquale, EVP at The Ruth Group
Tel: 86-10-5822-9918                       Tel:+646-536-7006
ir@mail.techfaith.cn                       dpasquale@theruthgroup.com

            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                 (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND
                 PER SHARE/ADS DATA AND UNLESS OTHERWISE STATED)

                                                                  THREE MONTHS ENDED                   TWELVE MONTHS ENDED
                                                                      DECEMBER 31,                          DECEMBER 31,

                                                                2004                2005              2004                2005
                                                            -----------         -----------       -----------         -----------
                                                            (UNAUDITED)         (UNAUDITED)        (AUDITED)          (UNAUDITED)
                                                                                                     (NOTE)
Revenues:
  Design Fees                                                    $9,992             $14,777           $29,495             $63,020
  Royalty income                                                  1,817               4,081             6,961              15,651
  Component products                                              2,847               5,251            10,104              11,439
                                                            -----------         -----------       -----------         -----------
Total net revenues                                              $14,656             $24,109           $46,560             $90,110
Cost of revenues
  Design fees                                                    $3,634              $6,135           $10,951             $26,258
  Royalty income                                                    181                   -               725                   -
  Component products                                              2,080               4,009             8,208               8,803
                                                            -----------         -----------       -----------         -----------
Total cost of revenues                                           $5,895             $10,144           $19,884             $35,061
Gross Profit                                                     $8,761             $13,965           $26,676             $55,049
Operating expenses:
  General and administrative                                     $1,226              $3,249            $4,771              $9,574
  Selling and marketing                                             275                 896              2506               3,447
  Research and development                                          193                 372               694               1,269
                                                            -----------         -----------       -----------         -----------
Total operating expenses                                         $1,694              $4,517            $7,971             $14,290
Income from operations                                           $7,067              $9,448           $18,705             $40,759
Other (expenses) income, net                                       (380)              1,031            (1,346)              3,452
Change in fair value of call option                                  (1)                  -               862              (1,303)
                                                            -----------         -----------       -----------         -----------
Income before income taxes                                       $6,686             $10,479           $18,221             $42,908
Income tax                                                            -                 (54)                -                 (54)
                                                            -----------         -----------       -----------         -----------
Income before minority interests                                 $6,686             $10,425           $18,221             $42,854
Minority interests                                                  (50)                 65                23              (1,469)
                                                            -----------         -----------       -----------         -----------
Net income                                                       $6,636             $10,490           $18,244             $41,385
                                                            ===========         ===========       ===========         ===========
Net income per ordinary share
  Basic                                                           $0.01               $0.02             $0.04               $0.07
                                                            ===========         ===========       ===========         ===========
  Diluted                                                         $0.01               $0.02             $0.03               $0.07
                                                            ===========         ===========       ===========         ===========
Net income per ADS*
  Basic                                                           $0.20               $0.24             $0.55               $1.03
                                                            ===========         ===========       ===========         ===========
  Diluted                                                         $0.19               $0.24             $0.52               $1.00
                                                            ===========         ===========       ===========         ===========
Weighted average ordinary shares outstanding
  Basic                                                     500,000,000         658,183,409       500,000,000         604,011,009
                                                            ===========         ===========       ===========         ===========
  Diluted                                                   566,037,735         658,183,409       551,823,942         626,626,671
                                                            ===========         ===========       ===========         ===========

* Each ADS represents 15 ordinary shares

            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
                      UNAUDITED SUPPLEMENTAL FINANCIAL DATA

                         (IN THOUSANDS OF U.S. DOLLARS)

REVENUE BREAKOUT                           3Q04           4Q04           1Q05          2Q05            3Q05           4Q05
----------------                         -------        -------        -------        -------        -------        -------
DESIGN FEES
  International customers                 $6,111         $7,383        $14,062        $12,203        $10,238         $9,166
  Domestic customers                      $3,012         $2,609         $2,472         $2,872         $6,396         $5,610
ROYALTY
  International customers                     $0             $0           $181           $432           $387           $349
  Domestic customers                        $827         $1,582         $2,189         $3,311         $2,792         $2,778
  Component vendors                          $13           $235           $730           $670           $878           $955
COMPONENT PRODUCTS
  Wireless module                           $294            $67            $59           $639         $1,375         $3,420
  Other component sales                   $1,776         $2,780         $1,787         $1,086         $1,242         $1,831
                                         -------        -------        -------        -------        -------        -------
TOTAL NET REVENUES                       $12,033        $14,656        $21,480        $21,213        $23,308        $24,109
                                         =======        =======        =======        =======        =======        =======

            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                            FOR THREE MONTHS ENDED          FOR TWELVE MONTHS ENDED
                                                                  DECEMBER 31,                     DECEMBER 31,
                                                             2004            2005            2004              2005
                                                         -----------      -----------      ---------       -----------
                                                         (UNAUDITED)      (UNAUDITED)      (AUDITED)       (UNAUDITED)
                                                                                            (NOTE)
Cash flows from operating activities:
  Net income                                                $6,636          $10,490         $18,244          $41,385
  Adjustments to reconcile net income to net
   cash provided by operating activities                     4,626           (7,840)          7,565          (26,900)
                                                           -------         --------         -------         --------
  Net cash provided by operating activities                $11,262           $2,650         $25,809          $14,485
                                                           -------         --------         -------         --------

Cash flows from investing activities:
  Deposit paid                                              (3,740)               -          (3,740)               -
  Deposit paid for acquisition of and purchase
   of plant, machinery and equipment                        (2,263)          (1,872)         (6,172)          (9,429)
  Purchase of acquired intangible assets                       (78)               -          (1,941)            (221)
  Net proceed from sale of marketable securities             3,740                -           3,740            4,160
  Proceeds on disposal of plant, machinery and
   equipment                                                     1                8               1               13
  Interest income                                                -            1,019               -            2,418
                                                           -------         --------         -------         --------
Net cash used in investing activities                      ($2,340)           ($845)        ($8,112)         ($3,059)
                                                           -------         --------         -------         --------
Net cash provided by financing activities                        -                -          $9,700          $89,258
                                                           -------         --------         -------         --------
Effect of exchange rate changes                               ($19)            $203            ($10)          $1,437
Net increase in cash and equivalents                         8,903            2,008          27,387          102,121
Cash and equivalents, beginning of the period               26,183          135,199           7,699           35,086
                                                           -------         --------         -------         --------
Cash and equivalents, end of the period                    $35,086         $137,207         $35,086         $137,207
                                                           =======         ========         =======         ========

            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                  DECEMBER           SEPTEMBER         DECEMBER
                                                                  31, 2004           30, 2005          31, 2005
                                                                  ---------         -----------       -----------
                                                                  (AUDITED)         (UNAUDITED)       (UNAUDITED)
                                                                   (NOTE)
ASSETS

CURRENT ASSETS:

Cash and cash equivalents                                          $35,086           $135,199          $137,207

Accounts receivable                                                  7,760             22,969            34,060

Notes receivable                                                     2,296              1,974             1,070

Marketable securities                                                  346                  -                 -

Deposit                                                              3,740                  -                 -

Inventories                                                          5,030              4,783             4,974

Prepaid expenses and other current assets                            2,254              1,058               926
                                                                   -------           --------          --------
TOTAL CURRENT ASSETS                                               $56,512           $165,983          $178,237
                                                                   -------           --------          --------
Deposits for acquisition of plant, machinery and
 equipment, and acquisition of intangible assets                      $529             $1,611              $597

Plant, machinery and equipment, net                                  9,556             12,754            14,483

Acquired intangible assets, net                                        945                889               846
                                                                   -------           --------          --------
TOTAL ASSETS                                                       $67,542           $181,237          $194,163
                                                                   =======           ========          ========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Accounts payable                                                    $2,834             $1,790            $3,294

Accrued expenses and other current liabilities                       4,617              5,998             9,714

Advance from customers                                              16,418              5,249             2,273

Income tax payable                                                       -                  -                54
                                                                   -------           --------          --------
TOTAL CURRENT LIABILITIES                                          $23,869            $13,037           $15,335
                                                                   -------           --------          --------

Convertible notes                                                  $11,887                 $-                $-

Derivative liability                                                 1,956                  -                 -

Minority interests                                                   1,740              3,040             2,975

SHAREHOLDERS' EQUITY

Ordinary shares                                                         10                 13                13

Additional paid-in capital                                           4,832            109,798           109,798

Accumulated other comprehensive income                                  47              1,253             1,456

Retained earnings                                                   23,201             54,096            64,586
                                                                   -------           --------          --------
TOTAL SHAREHOLDERS' EQUITY                                         $28,090           $165,160          $175,853
                                                                   -------           --------          --------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                         $67,542           $181,237          $194,163
                                                                   =======           ========          ========

Note: Information extracted and derived from the audited financial information included in the company's prospectus dated May 5, 2005.